Exhibit 99.1

BIT DIGITAL, INC.

33 Irving Place

New York, N.Y., 10003

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on July 29, 2022

To the Shareholders of Bit Digital, Inc.:

Notice is hereby given that the 2021 Annual General Meeting of the Shareholders (the “Annual Meeting”) of Bit Digital, Inc. (the “Company”) will be held on July 29, 2022 at 9:00 a.m. at the Company’s principal executive offices, at 33 Irving Place, New York, NY 10003. You will be able to attend, vote your shares, and submit questions during the Annual Meeting via a live webcast available at http://www.transhare.com for the purpose of considering and, if thought fit, passing, with or without amendment, the following resolutions of the Company:

1.	To elect our five (5) existing directors for one-year terms concluding at the 2022 Annual Meeting of Shareholders or until each successor is duly elected and qualified.

2.	To authorize the Board of Directors to effect a reverse stock split at its discretion in the range of 1 for 3 ordinary shares to 1 for 6 ordinary shares and to increase the Company's authorised share capital thereafter.

3.	Subject to approval by the Shareholders of Proposal 2 above and entirely conditional upon the approval of the Board of Directors in its discretion, with effect as of the date the Board of Directors may determine, to approve and adopt amended and restated memorandum and articles of association, in substitution for and to the exclusion of, the existing memorandum and articles of association of the Company, as described in the Proxy Statement.

4.	To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof.

The close of business on June 7, 2022 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the Annual Meeting. The register of members of the Company will not be closed. The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about on June 30, 2022.

By Order of the Board of Directors,

/s/ Erke Huang
Mr. Erke Huang (Secretary)
Dated:	June 30, 2022

Proxies

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the Annual Meeting. If you do attend the Annual Meeting and are a record holder of Ordinary Shares of our Company, you may vote by ballot at the Annual Meeting, and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the Annual Meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

A blank proxy form is attached. Please consider carefully the conditions attaching to appointment of a proxy. You may otherwise vote by any of the following options:

VOTE BY INTERNET

Use the Internet to transmit your voting instructions at www.transhare.com/bitdigital. Click Vote My Proxy and then click on the Company’s name and follow the on-screen instructions.

VOTE BY EMAIL

Mark, sign and date your proxy card and return it via email to akotlova@bizsolaconsulting.com. Include your control ID in your email.

VOTE BY FAX

Mark, sign and date your proxy card and return it via fax to 1-727-269-5616.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Transhare Corporation, Bayside Center 1, 17755 North U.S. Highway 19, Suite 140, Clearwater, Florida 33764.

Bit Digital, Inc.

Registered Company No 319983

(Company)

Proxy form

I/We1	_______________________________________________

of	_______________________________________________

being a member/members of the Company and the holder/holders of _______________________________________________(number and class of shares) appoint as my/our proxy [2]

_______________________________________________

of	_______________________________________________

or in his/her absence [3]

_______________________________________________

of	_______________________________________________

at the general meeting of the Company to be held at 33 Irving Place, New York, New York 10003 on July 29, 2022 at 9:00 a.m. (local time) and by telephone conferencing and at any adjournment of that meeting.

If the Secretary is appointed as proxy, the following is a statement of the Secretary's voting intentions in relation to undirected proxies:

The Secretary intends to vote in favour of both resolutions.

Please indicate with a tick mark in the spaces opposite to each resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the meeting pursuant to the other items of business referred to in the notice convening the meeting.

[1]	Full name(s) and address(es) (as appearing in the Company's register of members) to be typed or inserted in block letters. In the case of joint holdings, the names of all holders (as appearing in the Company's register of members) must be inserted.
[2]	Insert name and address of the desired proxy in the spaces provided. If you wish to appoint the chairperson, write "The chairperson" without inserting an address.
[3]	If desired, insert name and address of an alternate proxy, should the initial appointee be unable to attend the meeting.

The Board of Directors recommends that you vote “FOR” each proposal.

Resolutions

1.	Election of Directors

☐	FOR ALL NOMINEES
☐	WITHHOLDING AUTHORITY
FOR ALL NOMINEES
☐	FOR ALL EXCEPT
(SEE INSTRUCTIONS BELOW)

Zhaohui Deng ☐	Erke Huang ☐	Ichi Shih ☐

Yan Xiong ☐	Brock Pierce ☐

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you which to withhold, as shown here: •

2.	To authorize the Board of Directors to effect a reverse stock split at its discretion in the range of 1 for 3 ordinary shares to 1 for 6 ordinary shares and to increase the Company's authorised share capital thereafter.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Subject to approval by the Shareholders of Proposal 2 above and entirely conditional upon the approval of the Board of Directors in its discretion, with effect as of the date the Board of Directors may determine, to approve and adopt amended and restated memorandum and articles of association of the Company, in substitution for and to the exclusion of, the existing memorandum and articles of association of the Company, as described in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof.

Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Dated: July ____, 2022

[If the member or each member is an individual, sign immediately below.]

………………………...............	………………………………..
Signature of shareholder	Signature of joint-shareholder, if any

[or]

[If the member is a company, complete the following]

Executed by ________________________________ [Name of member] acting through an authorised

Signatory

_______________________________________________

Signature of authorised signatory

_______________________________________________

Print name

_______________________________________________

Title

Proxy instructions

What happens if you do not follow these instructions?

1	If you do not follow these instructions, any instrument you make appointing a proxy will be invalid.

Eligible members

2	If you are a member entitled to attend and vote at this meeting of the Company, you may appoint a proxy to vote on your behalf.

3	A proxy need not be a member of the Company.

If you complete a proxy form, can you still attend and vote at the meeting?

4	Completion of the proxy form does not preclude a member from subsequently attending and voting at the meeting in person if he or she so wishes.

Joint shareholders

5	In the case of jointly held shares, if more than one joint holder purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. For this purpose, seniority will be determined by the order in which the names of the joint holders appear in the register of members (the first-named being the most senior).

How to appoint a proxy

6	If you are an eligible member and a natural person, the appointment of your proxy must be in writing and signed by you or your authorised attorney.

7	If you are an eligible member and a corporation, the appointment of your proxy must be in writing and executed in any of the following ways: (i) under the corporation's common seal; (ii) not under the corporation's common seal but otherwise in accordance with its articles of association; or (iii) under the hand of the corporation's authorised attorney.

8	Despite paragraphs 6 and 7, the Company will accept an electronic record of your proxy if:

(a)	the original is in writing and signed one of the ways referred to those paragraphs; and

(b)	the Company permits receipt of electronic records by giving an electronic address for that purpose.

Delivery of proxy form to Company

9	For an appointment of a proxy to be effective, the proxy form must be received by the Company at any time before the time for the holding of the meeting or adjourned meeting at which the proxy proposes to vote:

10	The proxy form may be delivered in either of the following ways:

(a)	In the case of hard-copy documents - they must leave at or send by post to the Company's registered office or the other place, if any, specified by the Company for the purpose of the meeting.

(b)	In the case of documents comprised in an electronic record - they must be sent to an address specified by the Company for the purpose of receiving electronic records.

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